UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Hubbell Incorporated (Name of Issuer)

Common Stock, Par Value $0.01 Per Share (Title of Class of Securities)

443510607 (CUSIP Number)

James L. Kronenberg
Bessemer Trust Company, N.A., Trustee
630 Fifth Avenue
New York, NY 10111
212-708-9311

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2016 (Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 443510607

1.	Name of Reporting Person Bessemer Trust Company, N.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,382,960
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,382,960
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,382,960
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 6.1%
14.	Type of Reporting Person BK

The following constitutes Amendment No. 3 to the Statement on Schedule 13D (“Schedule 13D”) filed with the U.S. Securities and Exchange Commission on June 16, 2014 by the undersigned, as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on August 23, 2015, as amended by Amendment No. 2 to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on December 23, 2015 (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

On October 16, 2015, Norfolk County Retirement System (“Plaintiff”), a purported former holder of Class B common stock of the Issuer, filed a complaint on behalf of a putative class of Class B common stockholders in the U.S. District Court for the District of Connecticut against certain directors of the Issuer, the Issuer and BTNA (collectively, “Defendants”) in an action entitled Norfolk County Retirement System v. Carlos M. Cardoso, et al., Case 3:15-cv-01507 (the “Action”), challenging the then-proposed reclassification under the Reclassification Agreement.  On October 20, 2015, Plaintiff filed a motion for expedited proceedings in the Action in support of a forthcoming motion for an injunction.  On October 21, 2015 and November 16, 2015, the Issuer amended its Registration Statement on Form S-4, making clear that the repurchase of an additional $250 million of the Issuer’s Common Stock was not contingent on the transaction, and providing more information about the Issuer’s certificate of incorporation and the evaluation of the Issuer’s reclassification. Plaintiff then withdrew its motion for expedited discovery.

On February 1, 2016, Plaintiff filed its amended class action and derivative complaint.  The amended complaint contains allegations and claims for relief that are generally similar to Plaintiff’s previous complaint, but also asserts that Plaintiff has the right to sue derivatively on behalf of the Issuer to recoup damages supposedly sustained by the Issuer in connection with the reclassification and includes derivative claims.  Thereafter, Plaintiff and Defendants engaged in arm’s-length settlement discussions.  On June 21, 2016, Plaintiff and Defendants entered into a Stipulation of Settlement (the “Stipulation”), which provides for the complete settlement, release and dismissal of all claims alleged in the Action.  The settlement is subject to, among other things, court approval.

Under the Stipulation, among other things, if the Stipulation is approved by the Court and the settlement becomes final, (a) for a period of 150 days from and after the date upon which the settlement becomes final, BTNA has agreed that it will refrain from engaging in any sales of the Issuer’s Common Stock unless it determines, in its sole discretion, that the failure to sell the Issuer’s Common Stock will constitute a breach of its fiduciary duties to the Trusts and their beneficiaries and (b) for a period of 365 days from and after the date upon which the settlement becomes final, the Issuer has agreed that it will refrain from knowingly repurchasing any shares of Common Stock of the Issuer from BTNA in a block trade, in a privately negotiated transaction between the Issuer and BTNA or through a stock repurchase program similar in structure to the Issuer's previous stock repurchase program and authorized by the Issuer’s board of directors.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: June 22, 2016

Bessemer Trust Company, N.A.

By:	/s/ James L. Kronenberg
Name: James L. Kronenberg Title: Chief Fiduciary Counsel